SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                Catalytica, Inc.
--------------------------------------------------------------------------------
                              (Name of Corporation)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   148885 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Pieter de Haan
                                 General Counsel
                                                     DSM N.V.
                             Het Overloon 1, Heerlen
                         P.O. Box 6500, 6401 JH Heerlen
                                 The Netherlands
                                  31-45-5782870
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    Copy to:
                                William A. Groll
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

                                 August 2, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

           CUSIP No. 148885 10 6
--------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DSM N.V.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands

                              7       SOLE VOTING POWER
    NUMBER OF SHARES
    BENEFICIALLY OWNED BY     8       SHARED VOTING POWER
     EACH REPORTING                   14,928,020 (See Items 4 and 5.) (a)
        PERSON
         WITH                 9       SOLE DISPOSITIVE POWER

                              10      SHARED DISPOSITIVE POWER
                                      14,928,020 (See Items 4 and 5.) (a)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,928,020 (See Items 4 and 5.) (a)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           32.0% (See Items 4 and 5.) (a)

   14      TYPE OF REPORTING PERSON*

           CO



(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Items 4 and 5.

                                  SCHEDULE 13D

           CUSIP No. 148885 10 6
--------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Synotex Company, Inc.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           N/A

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES
    BENEFICIALLY OWNED BY     8       SHARED VOTING POWER
     EACH REPORTING                   14,928,020 (See Items 4 and 5.) (a)
        PERSON
         WITH                 9       SOLE DISPOSITIVE POWER

                              10      SHARED DISPOSITIVE POWER
                                      14,928,020 (See Items 4 and 5.) (a)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,928,020 (See Items 4 and 5.) (a)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           32.0% (See Items 4 and 5.) (a)

   14      TYPE OF REPORTING PERSON*

           CO


(a) The reporting persons disclaim beneficial ownership of all of such shares. Beneficial ownership of such shares is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Items 4 and 5.

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                CATALYTICA, INC.

Item 1.  Security and Issuer.
         -------------------

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Ordinary Common Stock"), of Catalytica, Inc., a Delaware corporation ("Catalytica"). The principal executive offices of Catalytica are located at 430 Ferguson Drive, Mountain View, California 94043.

     As more fully described in Item 4 below, on August 2, 2000, Synotex (as defined in Item 2) entered into a Voting Agreement (the "Voting Agreement") with Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P., MSCP III 892 Investors, L.P. (collectively "MSCP"), James A. Cusumano and Ricardo B. Levy with respect to an aggregate of (i) 13,270,000 shares of Class A Common Stock, par value $0.001 per share ("Class A Common Stock"), of Catalytica over which MSCP currently has voting power, which are convertible into Ordinary Common Stock on a share-for-share basis at the option of MSCP; (ii) 11,730,000 shares of Class B Common Stock, par value $0.001 per share ("Class B Common Stock" and, together with the Ordinary Common Stock and the Class A Common Stock, the "Common Stock"), of Catalytica, which are convertible into Class A Common Stock on a share-for-share basis, at the option of MSCP, so long as the total number of voting shares held by MSCP and its affiliates does not exceed 40%; (iii) 1,421,352 shares of Ordinary Common Stock over which Messrs. Cusumano and Levy currently have voting power; and (iv) any of the 236,668 shares of Ordinary Common Stock that Messrs. Cusumano and Levy may acquire through the exercise of stock options exercisable in 60 days, which Messrs. Cusumano and Levy are deemed to beneficially own pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Class A Common Stock votes together with the Ordinary Common Stock, and has a separate class vote on certain matters, including a merger. The Class B Common Stock is non-voting. Neither the Class A Common Stock nor the Class B Common Stock is registered under the Exchange Act.

Item 2.  Identity and Background.
         -----------------------

     (a)-(c); (f) This Statement is being filed by DSM N.V., a Dutch corporation ("DSM"), and Synotex Company, Inc., a Delaware corporation ("Synotex"). The principal business and principal office of DSM are located at Het Overloon 1, Heerlen, P.O. Box 6500, 6401 JH Heerlen, The Netherlands. DSM is a highly integrated international manufacturer of life science products, performance materials and chemicals. Synotex is an indirect wholly-owned subsidiary of DSM with its principal business and principal office at One Columbia Nitrogen Road, Augusta, GA 30903. All of the outstanding shares of capital stock of Synotex are owned by DSM Finance B.V. ("DSM Finance"), a Dutch corporation all of the capital stock of which is owned by DSM. Synotex is the holding company for DSM's operations in the United States.

     The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of DSM and Synotex is set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in
Schedule I is indicated thereon.

     (d)-(e) During the last five years, none of DSM, DSM Finance, Synotex or, to the knowledge of DSM and Synotex, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                  N/A

Item 4.  Purpose of Transaction.
         ----------------------

     Merger and Merger Agreement

     On August 2, 2000, Catalytica, Synotex and Synotex Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Synotex ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. The Merger Agreement provides, among other things, for the merger (the "Merger") of Merger Sub with and into Catalytica, with Catalytica being the corporation surviving the Merger. Immediately prior to, and as a condition to, the Merger, Catalytica will spin-off Catalytica Combustion Systems and Catalytica Advanced Technologies to the holders of Common Stock (the "Spin-Off").

     As a result of the Merger, the holders of Common Stock will receive, in the aggregate, $750 million in cash in exchange for their shares, subject to adjustment for, among other things, the tax liability incurred by Catalytica with respect to the Spin-Off. As a result of the Merger, Catalytica will become a wholly-owned subsidiary of Synotex. The Ordinary Common Stock will be delisted from trading on the Nasdaq National Market of The Nasdaq Stock Market, Inc. and Catalytica will no longer be required to file periodic reports under Section 12(b) of the Exchange Act. In addition, the current board of directors of Catalytica will be replaced by virtue of the Merger.

     The Merger is subject to the satisfaction of certain conditions, including receipt of Catalytica stockholder and regulatory approvals, as set forth in the Merger Agreement. In addition, the Merger Agreement contains certain customary restrictions on the conduct of the business of Catalytica pending the Merger, including, without limitation, restrictions on its declaring, setting aside or paying any dividend or distribution on any capital stock, other than the Spin-Off.

     Voting Agreement

     As a condition and inducement to Synotex's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Synotex entered into the Voting Agreement with MSCP and Messrs. Cusumano and Levy (collectively, the "Stockholder Parties"), a copy of which is attached hereto as
Exhibit 2 and incorporated herein by reference. Pursuant to the Voting Agreement, the Stockholder Parties have agreed to vote in favor of the approval and adoption of the Merger Agreement and the Merger (or, if applicable, to give consents with respect to) (i) all shares of Catalytica voting stock currently held by them and (ii) any shares of Catalytica voting stock subsequently acquired by them, including through the exercise of stock options. In addition, the Stockholder Parties have agreed not to dispose of any shares of Common Stock (subject to certain exceptions). The Voting Agreement will terminate on the earlier of: (a) the effective time of the Merger or (b) the date upon which the Merger Agreement is terminated.

     Guarantee

     DSM has unconditionally guaranteed the obligations of Synotex and Merger Sub under the Merger Agreement. A copy of the Guarantee, dated August 2, 2000, is incorporated by reference herein as Exhibit 3.

     The foregoing summaries of the Merger Agreement, the Voting Agreement and the Guarantee do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference as Exhibits 1, 2 and 3 hereto, respectively.

     Except as set forth in this Statement, the Merger Agreement, the Voting Agreement and the Guarantee, neither DSM nor Synotex has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) - (b) DSM and Synotex may, as a result of the Voting Agreement, be deemed to share beneficial ownership of the 14,691,352 shares of Ordinary Common Stock that are held by the Stockholder Parties (including the 13,270,000 shares into which MSCP could currently convert its shares of Class A Common Stock) and, pursuant to Exchange Act Rule 13d-3(d)(1)(i), the 236,668 shares of Ordinary Common Stock that are subject to stock options exercisable within 60 days held by such parties (together, the "Beneficially Owned Shares"). Based on the aggregate number of Beneficially Owned Shares, DSM may, as a result of the Voting Agreement, be deemed to beneficially own approximately 32.0% of the outstanding Ordinary Common Stock (based on the 33,163,543 shares of Ordinary Common Stock and the 13,270,000 shares of Class A Common Stock convertible into Ordinary Common Stock, each as outstanding on July 28, 2000, as represented to Synotex in the Merger Agreement, plus the 236,668 shares of Ordinary Common Stock subject to stock options exercisable in 60 days held by Messrs. Cusumano and Levy as represented to Synotex in the Voting Agreement). If MSCP were to elect to convert some of its shares of non-voting Class B Common Stock into voting stock so that MSCP held up to the 40% limit, which would entail the conversion of a maximum of approximately 8,839,028 shares, then the percentage of voting power would be increased to 42.8%. The Stockholder Parties, DSM and Synotex may be deemed to have shared power to vote or to direct the vote with respect to the Beneficially Owned Shares. The Voting Agreement also provides that, subject to certain exceptions, the Stockholder Parties may not dispose of the Beneficially Owned Shares and, as a result, the Stockholder Parties, DSM and Synotex may be deemed to have shared power to dispose or direct the disposition of the Beneficially Owned Shares. The Voting Agreement does not require, and DSM and Synotex do not have the ability to cause, MSCP to convert any shares of Class B Common Stock into Class A Common Stock.

     Except as set forth in this Item 5, none of DSM, DSM Finance, Synotex or, to the knowledge of DSM and Synotex, any of the individuals named in Schedule I hereto beneficially owns any shares of Ordinary Common Stock.

     (c) Except for entering into the agreements described above, none of DSM, DSM Finance, Synotex or, to the knowledge of DSM and Synotex, any of the individuals named in Schedule I hereto, has effected any transaction in shares of Ordinary Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships With
         ------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

     Except as provided in the Merger Agreement, the Voting Agreement and the Guarantee or as set forth in this Statement, none of DSM, DSM Finance, Synotex or, to the knowledge of DSM and Synotex, any of the individuals named in
Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Catalytica, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1 -- Agreement and Plan of Merger, dated as of August 2, 2000, among
             Synotex, Merger Sub and Catalytica.

Exhibit 2 -- Voting Agreement, dated as of August 2, 2000, by and among the
             Stockholder Parties, Synotex and Catalytica.

Exhibit 3 -- Guarantee, dated August 2, 2000.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 11, 2000

                                          DSM N.V.


                                          By: /s/ Peter A. Elverding
                                              ----------------------------
                                          Name: Peter A. Elverding
                                          Title: Chairman of the Managing
                                                 Board

                                          By: /s/ Arnold Gratama van Andel
                                              ----------------------------
                                          Name: Arnold Gratama van Andel
                                          Title: Corporate Vice-President

                                          Synotex Company, Inc.


                                          By: /s/ Arnold Gratama van Andel
                                              ----------------------------
                                          Name:  Arnold Gratama van Andel
                                          Title: Chairman and President

                                   SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       DSM N.V. AND SYNOTEX COMPANY, INC.

                  The name, address, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DSM and Synotex is set forth below. Unless otherwise indicated below, the business address of each director and executive officer of DSM is DSM N.V., Het Overloon 1, 6401 JH Heerlen, The Netherlands. Other than Mr. Muller, who is a citizen of Germany, each director and executive officer of DSM is a citizen of The Netherlands. Unless otherwise indicated below, the business address of each director and executive officer of Synotex is Synotex Company, Inc., One Columbia Nitrogen Road, Augusta, GA 30903. Other than Mr. Gratama van Andel, who is a citizen of The Netherlands, each director and executive officer of Synotex is a citizen of the United States.


                                           POSITION WITH DSM AND PRESENT
NAME AND ADDRESS                           PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------                           ----------------------------------

Supervisory Board:

Herman H. Wijffels                         Chairman of the Supervisory Board of DSM; Chairman of
P.O. Box 90405, 2509 LK                    the Social and Economic Counsel of the Netherlands
The Hague, The Netherlands

Henk Bodt                                  Deputy Chairman of the Supervisory Board of DSM;
Van Oldenbarneveltlaan 2, 5631 AH          Retired Executive Vice President of Philips Electronics
Eindhoven, The Netherlands                 N.V.

Ad J. Geers                                Member of the Supervisory Board of DSM; Professor of
P.O. Box 616, 6200 MD                      Social Law at Maastricht University
Maastricht, The Netherlands

Okko Muller                                Member of the Supervisory Board of DSM; Retired Member
Halenreie 21, D-22359                      of the Managing Boards of Unilever N.V. and Unilever PLC
Hamburg, Germany

Johan Stekelenburg                         Member of the Supervisory Board of DSM; Mayor of
P.O.Box 90155, 5000 LH                     Tilburg, The Netherlands
Tilburg, The Netherlands

Cees van Woudenberg                        Member of the Supervisory Board of DSM; Managing
P.O.Box 7700, 1117 ZL                      Director of KLM
Luchthaven Schiphol, The Netherlands

Cornelins A.J. Herkstroter                 Retired Chairman Board of Directors of Royal Shell Group
Weteringlaan 8, 2243 GJ
Wassenaar, The Netherlands

Enrique J. Sosa                            Retired President of BP Amoco Chemicals
132 East Delaware Place, Apt, 5502
Chicago, Illinois 60611, USA

Managing Board:

Peter A. Elverding                         Chairman of the Managing Board of DSM

Louis J. Ligthart                          Deputy Chairman of the Managing Board of DSM

Jan Zuidam                                 Member of the Managing Board of DSM

Jan G. Dopper                              Member of the Managing Board of DSM

Henk C. van Dalen                          Member of the Managing Board of DSM

Feike Sybesma                              Member of the Managing Board of DSM


                                          POSITION WITH SYNOTEX AND PRESENT
NAME AND ADDRESS                          PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------                          ----------------------------------


Arnold Gratama van Andel                   President and Chairman of Synotex; Corporate Vice
                                           President - Finance and Economics of DSM

J.W. Price                                 Director of Synotex

William P. Bivens                          Secretary of Synotex



                                  Exhibit Index
                                  -------------

Exhibit Number           Description
--------------           -----------

Exhibit 1 -- Agreement and Plan of Merger, dated as of August 2, 2000, among
             Synotex, Merger Sub and Catalytica.

Exhibit 2 -- Voting Agreement, dated as of August 2, 2000, by and among the
             Stockholder Parties, Synotex and Catalytica.

Exhibit 3 -- Guarantee, dated August 2, 2000.